Nutrafuels, Inc.

6601 Lyons Road

L 6 Coconut Creek, FL 33073

Telephone 888-509-8901

October 31, 2013

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

H. Roger Schwall, Assistant Director

Division of Corporate Finance

100 F Street, NE
Washington, D.C. 20549

Re:

NutraFuels, Inc. (the “Company”, “us”, “we” or “our”0

Registration Statement on Form S-1

Filed September 26, 2013

File No. 333-191407

Dear Mr. Schwall:

Please find below, the responses to the Commission’s Comment Letter dated October 24, 2013, regarding the above referenced registration statement (the “Registration Statement”)

General

SEC Comment 1

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company Response to Comment 1

We have not and we have not authorized any other person to provide communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) to potential investors in reliance on Section 5(d) of the Securities Act.   There are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in our offering.

SEC Comment 2

2. Revise your disclosure as necessary to provide accurate, precise, and consistent disclosure. For example, please address the following:

• You provide different figures regarding the number of shares being registered for resale with this registration statement on the prospectus cover page and fee table [1,664,997], at page 17 [1,699,997], and in the opinion of counsel filed as exhibit 5.1 [2,232,132].

• In footnote (3) to your registration fee table, you refer to “$.00013640 of the aggregate offering price” and the table includes footnote (4) with no corresponding entry above.

• At page 12, you state “The manufacture, labeling and distribution of nutritional and dietary products is regulated by various federal, state and local agencies to which we distribute,” but you do not elsewhere suggest that you distribute your products to agencies.

• Revise your selling stockholder table at page 17 to refer to shares of common stock rather than simply referring to “shares.”

• At page 29 under “Corporate Governance,” you state “We have no directors who are not ‘independent’,” but at page 46 you state “our sole director is not independent.”

• It is unclear to which products you refer at page 39: “Our other products are not affected by seasonal factors.”

• This disclosure at page 47 is unclear: “As a result of this offering and assuming the registration statement is declared effective until before March 31, 2014, as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through March 31, 2014, including a Form 10-K for the year ended March 31, 2014, assuming this registration statement is declared effective before that date.”

Company Response to Comment 2

• We have reconciled the number of shares being registered for resale in the Registration Statement and in the opinion of counsel filed as exhibit 5.1

• We have added a corresponding entry in the Registration Statement fee table for footnote 4.

• We have corrected our disclosure at page 13, to state “The manufacture, labeling and distribution of nutritional and dietary products that we distribute is regulated by various federal, state and local agencies.

• We have revised our selling stockholder table at page 18 to refer to shares of common stock rather than simply referring to “shares.”

• We have modified our disclosure at page 31 under “Corporate Governance,” to state “our sole director is not independent.”

• We have corrected our disclosure on page 41 to state: “Our products are not affected by seasonal factors.”

• We have corrected our disclosure at page 51 to read: “Reports to Shareholders

As a result of this offering and assuming the registration statement is declared effective before December 31, 2013, as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through December 31, 2013, including a Form 10-K for the year ended December 31, 2013, assuming this registration statement is declared effective before that date. At or prior to December 31, 2013, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on December 31, 2013. If we do not file a registration statement on Form 8-A at or prior to December 31, 2013, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act, our securities can no longer be quoted on the OTC Bulletin Board, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.”

Risk Factors, page 8

SEC Comment 3

3. Provide current and updated information, particularly with regard to your liquidity and plan of operations. For example, we note the following disclosure at page 9: “As of June 30, 2013, we had only $49,782 of cash and cash equivalents for our operational needs. If we fail to generate sufficient revenues to meet our monthly operating costs of $41,000 we will not have available cash for our operating needs after approximately one month.”

Company Response to Comment 3

We have modified our disclosure to provide current and updated information with regard to our liquidity and plan of operations specifically on page 9 our disclosure now states: “As of October 24, 2013, we had only $129,917 of cash and cash equivalents for our operational needs. If we fail to generate sufficient revenues to meet our monthly operating costs of $41,000 we will not have available cash for our operating needs after approximately three months.” No financial statement adjustment was required.

SEC Comment 4

4. Revise to eliminate from this section text which mitigates the risk you present, such as the statements under “If the products we sell” at page 10 beginning “Although,” including “we believe all of such products and the combinations of ingredients in them are safe” and the following statement at page 9 under “If we are unable to generate” – “Should we have inadequate funds to conduct our operations, our chief executive officer has indicated that he will provide loans to us, although there is no agreement obligating him to do so.” If appropriate, such disclosure may appear outside of the Risk Factors section.

Company Response to Comment 4

We have revised our disclosure to eliminate text which mitigates the risk we present.  We have removed the following text, “If the products we sell” at page 9 beginning “Although,” including “we believe all of such products and the combinations of ingredients in them are safe” and the following statement at page 9 under “If we are unable to generate” – “Should we have inadequate funds to conduct our operations, our chief executive officer has indicated that he will provide loans to us, although there is no agreement obligating him to do so.”

Security Ownership of Certain Beneficial Owners and Management, page 31

SEC Comment 5

5. Please revise your table to include a new column indicating the percentage of beneficial ownership, in light of Edgar Ward’s ownership of the Series A Preferred Shares. We note the reference in footnote (2); see also Instruction 2 to Item 403 of Regulation S-K.

Company Response to Comment 5

We have revised our table to include a new column indicating the percentage of beneficial ownership, in light of Mr. Ward’s ownership of the Series A Preferred Shares.

Management’s Discussion & Analysis of Financial Condition and Results of Operation, page 44

General

SEC Comment 6

6. We note that your audit report includes a reference to substantial doubt regarding your ability to continue as a going concern. You also indicate that you have increasing costs in the near term. Please address whether you have sufficient liquidity and capital resources to meet your working capital and operating activities needs for the next twelve months. If not, discuss the financing you will need and prioritize the types of activities you will be able to conduct depending on the amount of capital resources you are able to obtain. See Item 303(a) of Regulation S-K, including Instruction 5.

Company Response to Comment 6

We have modified our disclosure as per your request.

SEC Comment 7

7. Provide the tabular disclosure Item 303(a)(5) of Regulation S-K requires.

Company Response to Comment 7

We have added the tabular disclosures required by Item 303(a)(5) of Regulation S-K.

Components of Results of Operations, page 44

SEC Comment 8

8. Please revise and expand your disclosure for each annual and interim period presented to quantify underlying activities that generated income statement variances. For example, please include a comparison of the prices and volumes of products sold during each period presented in addressing changes in revenue. Your revised disclosure should address causal factors impacting each income statement line item. Refer to Item 303(a)(3) of Regulation S-K and related guidance.

Response to Comment 8

We have revised and expanded our disclosure for each annual and interim period presented to quantify underlying activities that generated income statement variances including a comparison of the prices and volumes of products sold during each period presented and addressing changes in revenue.  Our revised disclosure addresses causal factors impacting each income statement line item.

Executive Compensation, page 51

SEC Comment 9

9. At page F-10, you indicate that on December 3, 2012, you issued 1,000 preferred shares to Mr. Ward “to assure permanent voting control.” You also state that “the shares are deemed to have no value as they don’t add substantively to the ownership value of the CEO.” You also reference an issuance to Mr. Ward at pages 45 and 49 that you state took place on November 26, 2012. With a view toward revised disclosure, please address the following issues in your response:

• Explain why there are different dates cited for the issuance(s).

• Discuss the extent to which there was any requirement for stockholder approval, consideration, or notice of this change of control action under Florida law prior to its occurrence. If there was such a requirement, explain how the company complied with applicable law in that regard.

• Quantify the effective voting power Mr. Ward exercised (1) immediately prior to and (2) immediately following the issuance to him of the preferred shares.

• Disclose what if any consideration Mr. Ward provided in return for the preferred shares.

• Advise us whether applicable state law requires a subject company to obtain something in return for the issuance of its securities. Among other characteristics, we note that the shares appear to have a liquidation value of $100.

SEC Response to Comment 9

9. Our financial statements have been modified to reflect that on November 26, 2012, Edgar Ward received 1,000 Series A Preferred shares which had a per share value of $1.00 or an aggregate value of $1000.   There was no change of our control as a result of the issuance of the 1,000 Series A Preferred Shares to Mr. Ward because at the time of the issuance he controlled 60% of our shareholder voting power.  Additionally, our 100% of our membership interest holders (when we were a limited liability company) approved our Articles of Incorporation and the Certificate of Designation of our Series A Preferred Shares which granted the Series A Preferred Shares to Mr. Ward.  We issued the shares to Mr. Ward in exchange for his services to us in connection with our conversion from a limited liability company to a Florida corporation.

We have modified our disclosure to reflect that Mr. Ward controlled 60% of our voting power prior to the issuance of the 1,000 Series A Preferred Shares to him and that both before and after the issuance he had the ability to determine the outcome of all matters submitted to a vote of our shareholders.

SEC Comment 10

10. You indicate at page 50 that you have an oral agreement “to pay our chief executive officer Edgar Ward $82,949 annually.” You also refer at page 10 to your CEO’s statement that he will provide loans to you as needed. File as exhibits with your next amended Form S-1 all such agreements. For example, file all agreements relating to (1) any loans; (2) any provision for the funding or payment of your debts, liabilities, operating costs, and the like; and (3) continued service to NutraFuels as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question “similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii).” Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated May 17, 2013). The Compliance & Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

SEC Response to Comment 10

We have modified our disclosure to reflect that there are no agreements that require our chief executive officer, Edgar Ward or our vice president, Neil Catania’s continued service to us as officers or directors. Additionally, our disclosures no longer reflect that Mr. Ward will provide us with loans for our operations.

SEC Comment 11

11. Insofar as you state that you based Mr. Ward’s annual salary (of $82,949) in part upon “the hours committed and his experience,” explain why you also indicate that the two payments of stock in 2013 for “services rendered” equal approximately $600,000 in value. See footnote 1 at page 48.

SEC Response to Comment 11

We have modified our disclosure to reflect that we based Mr. Ward’s annual salary (of $82,949) and his stock compensation upon the hours committed, his experience and the level of skill required to perform the services rendered.

Financial Statements for Year Ended December 31, 2012

General

SEC Comment 12

12. Please be mindful of the requirements to update your financial statements and auditor’s consent. Refer to Rule 8-08 of Regulation S-X.

Company Response to Comment 12

We have updated our financial statements and auditor’s consent as required by Rule 8-08 of Regulation S-X.

SEC Comment 13

13. Please note that comments on your annual financial statements should also be applied to your interim financial statements, wherever applicable.

Company Response to Comment 13

We have applied comments on our annual financial statements to our interim financial statements, wherever applicable.

Balance Sheet, page F-2

SEC Comment 14

14. Please expand your disclosure here or in Note 4 to include balances of major classes of depreciable assets, by nature or function, at each balance sheet date. Refer to FASB ASC 360-10-50-1.

Company Response to Comment 14

We have expanded our disclosure to include balances of major classes of depreciable assets, by nature or function, at each balance sheet date.

SEC Comment 15

Statement of Operations, page F-3

15. We note that you have provided disclosure regarding interest expense as part of the footnotes to your financial statements. Please explain to us why you do not present interest expense as a non-operating expense on the face of your statement of operations. Refer to Rule 5-03(b)(8) of Regulation S-X.

Company Response to Comment 15

Interest expense is now broken out separately in the statement of operations.

Note 2 – Significant Accounting Policies, page F-6

Revenue recognition, page F-6

SEC Comment 16

16. You state here that revenue recognition “typically occurs when the product is ordered and subsequently shipped.” Please explain to us under what circumstances revenue is recognized before the product is shipped and how this policy complies with SAB Topic 13, or revise your disclosure for clarity.

Company Response to Comment 16

We have clarified our disclosure as per your request.

SEC Comment 17

Note 9 – Major Customers, page F-9

17. At an appropriate place in your business discussion, please describe the customers upon which you substantially depend, and provide corresponding Risk Factors disclosure. We note the reference here to 68% of your revenues deriving from three customers. See Item 101(h)(4)(vi) of Regulation S-K. See also Item 101(c)(1)(vii). Also explain how this disclosure is consistent with your suggestion at pages 10 and 13 that 95% of your revenues derive from sales by your two distributors.

Company Response to Comment 17

We have modified our disclosure to reflect that 64% of our revenues are derived from two customers and added corresponding risk factor disclosure.

Financial Statements for Period Ended June 30, 2013

Statements of Operations, page F-12

SEC Comment 18

18. We note that your weighted average common shares outstanding (basic and diluted) totaled 16,450,977 for the six months ended June 30, 2013, but were only 9,302,335 for the three months ended June 30, 2013. Given that Note 6 only discloses additional shares issued during this period, please explain how weighted average common shares outstanding decreased during the second quarter. Refer to FASB ASC 260-10-45-10.

Company Response to Comment 18

We have made a correction to the weighted average for the most recent 3-month period.

Exhibits, page 57

SEC Comment 19

19. Please file all material agreements. Please refer to Item 601(b)(10) of Regulation S-K. As examples only, please file the following:

• Any employment agreements;

•  Agreements with your customers, McLane Company Inc. and Core-Mark Holding Company, which contribute 95% of your sales revenue; and

• The various loan agreements referenced on page 45.

Response to Comment 19

We have filed all material agreements. We have removed all references to a verbal agreement between the Company and Edgar Ward requiring him to provide us with loans for operating expenses.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/Edgar Ward

Edgar Ward

Chief Executive Officer